   Exhibit (a)(1)(D)

Offer to Purchase for Cash
by
iMergent, Inc.
of
Up to $4,750,000 in Value of Shares of its Common Stock
at a Purchase Price not greater than $4.75 nor less than $4.35 per
Share

THE
OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT
5:00 P.M.,
NEW YORK CITY TIME, ON DECEMBER 2, 2010, UNLESS THE OFFER IS
EXTENDED.

November 3, 2010

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been appointed by iMergent, Inc., a Delaware corporation (the "Company"), to act as Information Agent in connection with its offer to purchase for cash up to $4,750,000 in value of shares ("shares") of its common stock, $0.001 par value per share, at a price not greater than $4.75 nor less than $4.35 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 3, 2010 (the "Offer to Purchase") and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the "Offer"). Please furnish copies of the enclosed materials to your clients for whom you hold shares registered in your name or in the name of your nominee.

Enclosed with this letter are copies of the following documents:

1.      Offer to Purchase dated November 3, 2010;

2.      Letter of Transmittal (including Form W-9), for your use in accepting the Offer and tendering shares of your clients;

3.      Letter to Clients, for you to send to your clients for whose account you hold shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client's instructions with regard to the Offer;

4.      Notice of Guaranteed Delivery, to be used to accept the Offer in the event you are unable to deliver the share certificates, together with all other required documents, to the Depositary before the Expiration Time, or if the procedure for book-entry transfer cannot be completed before the Expiration Time; and

5.      Return envelope addressed to Direct Transfer, LLC, as the Depositary.

Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and at what price or prices. None of the Company, its Board of Directors, the Depositary or the Information Agent makes any recommendation to any stockholders as to whether to tender or refrain from tendering shares or as to the purchase price or purchase prices at which a stockholder may choose to tender shares. Your clients should read carefully the information set forth or incorporated by reference in the Offer to Purchase and in the related Letter of Transmittal, including the Company's reasons for making the Offer.

Certain conditions to the Offer are described in Section 7 of the Offer to Purchase. All tenders must be in proper form as described in Section 3 of the Offer to Purchase to be valid.

We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on December 2, 2010, unless the Offer is extended.

Under no circumstances will interest be paid on the purchase price of the shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such shares.

For shares to be properly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an "agent's message" (as described in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary, or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and Letter of Transmittal.

The Company will not pay any fees or commissions to any broker, dealer or other person (other than fees to the Depositary and the Information Agent, as described in the Offer to Purchase) in connection with the solicitation of tenders of shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients. The Company will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares pursuant to the Offer, except as otherwise provided in the Offer (see Section 5 of the Offer to Purchase).

In addition, you are instructed to backup withhold on the gross proceeds of the Offer paid to your clients that do not submit the Form W-9, Form W-8BEN or Form W-8ECI, as applicable, in accordance with appropriate, accepted procedures. This withholding is disclosed in the Offer to Purchase.

Questions and requests for assistance or for additional copies of the enclosed material may be directed to the Information Agent at the telephone number and address listed below.

Very Truly Yours, Phoenix Advisory Partners

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

Phoenix Advisory Partners
110 Wall Street, 27th Floor New York, NY 10005 Toll free (800) 576-4314, Banks and Brokers (212) 493-3910

Exhibit (a)(1)(D)